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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              Commission FILE NUMBER____________

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

    For Period Ended: Fiscal Year Ended June 30, 2001

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: _____________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

                         Part 1 - Registrant Information
________________________________________________________________________________

            Full Name of Registrant: International Microcomputer Software, Inc.

            Former Name if Applicable

            Address of Principal Executive Office (Street and Number)

            75 Rowland Way,
            Novato, California 94945

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be field without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if applicable)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                              PART III - NARRATIVE

IMSI signed an agreement on August 31, 2001 to merge with Digital Creative Development Corporation (DCDC) a publicly traded company on the Nasdaq OTC Bulletin Board (Nasdaq OTC/BB:DCDC). Due to the timing of this event, and the related due diligence work by both companies, the company requires additional time to complete the information required to be included in its Form 10-K for the year ended June 30, 2001. IMSI believes that it will file the Form 10-K within the time period allowed by this extension.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Paul Jakab               (415)                    878-4037
           (Name)                   (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $3 million on net revenues of approximately $12.2 million for the fiscal year ended June 30, 2001 as compared to a net loss of $16.9 million on net sales of $19.2 million for the fiscal year ended June 30, 2000.


                  (Name of Registrant as specified in charter)
                   International Microcomputer Software, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2001                     By: /s/ PAUL JAKAB
                                                --------------------------------
                                             Paul Jakab

                                             Chief Operating Officer